Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam,
British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Files Amended MD&A to Clarify Disclosure

December 17, 2024	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, December 17, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that, as a result of a review by the British Columbia Securities Commission (the "BCSC") and pursuant to Section 11.5 of National Instrument 51-102 - Continuous Disclosure Obligations, it has amended and refiled its management's discussion and analysis ("MD&A") for the financial year ended December 31, 2023, as well as the three months ended March 31, 2024 and the three and six months ended June 30, 2024 (collectively, as amended, the "Amended MD&As") to clarify its disclosure.

The Amended MD&As include: (i) additional disclosure with respect to the Company's projects and corporate transactions; (ii) additional details with respect to the Prof Forma Review of Sage Ranch completed by Altus Group Limited; (iii) updates to certain financial information as a result of adjustments to the accounting treatment of the Option Transaction (as defined and described below); and (iv) certain ancillary changes. The changes noted above are intended to enhance and update the disclosure that was included in the originally filed MD&A for such periods and provide readers with a more detailed discussion of the Company's operations. For further details of the revisions, please refer to the Amended MD&As which have been filed on the Company's SEDAR+ profile at www.sedarplus.ca.

In addition, in connection with the BCSC's review, the Company has reassessed the accounting treatment of the Company's option and joint venture agreement with Captiva Verde Wellness Corp. ("Captiva"), including the settlement agreement related thereto (collectively, the "Option Transaction"). Due to the complex nature of the accounting treatment of the transaction, the Company did not account for Captiva's option (the "Option") under the Option Transaction and the settlement thereof. The Company has determined that the Option was a financial instrument and should have been classified as a financial liability at fair value through profit or loss and would be recorded at fair value at inception and at fair value at each reporting period with the changes in value going through profit or loss. Accordingly, the Company intends to make certain adjustments, which will be reflected in the 2023 comparative financial information to be presented in the Company's audited annual financial statements for the year ended December 31, 2024 (the "2024 Annual Financial Statements"), which are required to be filed no later than April 30, 2025.

In particular, the Company has determined that the fair value of the Option liability as at January 1, 2023 was $3.8 million, which was equal to the settlement obligation as of August 21, 2023. Together with related accretion expenses of approximately $185k, this is anticipated to result in a reduction of the Sage Ranch assets as of December 31, 2023 by approximately $4 million, with a corresponding reduction in the Company's deficit, and an increase in comprehensive loss for the year ended December 31, 2023 of approximately $185k. In discussions with the Company's auditors, management of the Company has determined that a restatement is not required; however, such changes will be reflected in the 2024 Annual Financial Statements.

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Sustainable Living:

Greenbriar is a developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph.: +1 (949) 903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements relating to the Amended MD&As and the 2024 Annual Financial Statements, including the anticipated adjustments to be reflected in the 2024 Annual Financial Statements and the expected filing thereof. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: market prices, continued availability of capital financing and general economic, market or business conditions. Market conditions could alter the projects of Greenbriar and such potential events like bad credit markets, worldwide economic depression, unforeseen regulatory hurdles or acts of God, could inhibit or prevent some or all of the Greenbriar projects from materializing or completing. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. For more information on the Company and important factors that could cause actual results to differ materially from the Company's expectations, investors should review the Company's continuous disclosure filings that are available on SEDAR+ at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date hereof. No obligation is undertaken to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law.

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"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF